Exhibit 99.1

Tencent Music Entertainment Group to Report Third Quarter 2019

Financial Results on November 11, 2019 Eastern Time

SHENZHEN, China, October 14, 2019 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that it will report its unaudited financial results for the third quarter of 2019 after the U.S. market closes on Monday, November 11, 2019.

Tencent Music's management will hold a conference call on Monday, November 11, 2019, at 8:00 P.M. Eastern Time or 9:00 A.M. Beijing Time on Tuesday, November 12, 2019, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	3368975

The replay will be accessible through November 18, 2019, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10135231

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music.

For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

Email: ir@tencentmusic.com
Tel: +86 (755) 8601-3388 ext.57811

The Piacente Group, Inc.
Brandi Piacente
Email: TME@tpg-ir.com

Tel: +1-212-481-2050

Ross Warner
Email: TME@tpg-ir.com

Tel: +86-10-6508-0677

Media Relations Contact
Email: TME.PR@icrinc.com
Tel: +1 (646) 992-2986

SOURCE Tencent Music Entertainment Group